Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

PRIOR ANNOUNCEMENT OF THE VOLUNTARY TENDER OFFER FOR THE ACQUISITION OF SHARES OF BANCO DE SABADELL, S.A. BY BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This announcement is made public pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), and contains the main characteristics of the offer, which is subject to mandatory clearance by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”).

The detailed terms and characteristics of the offer will be set forth in the prospectus to be published after obtaining the aforementioned clearance from the CNMV.

In accordance with the provisions of article 30.6 of Royal Decree 1362/2007, of October 19, 2007, as from the date of this announcement, the shareholders of Banco de Sabadell, S.A. (the “Target Company”) who acquire securities that attribute voting rights must notify the CNMV of such acquisition when the proportion of voting rights held by them reaches or exceeds 1%. Likewise, shareholders who already hold 3% of the voting rights shall notify any transaction involving a change in such percentage.

Under point 2.b) of Rule Five of CNMV Circular 1/2017 of April 26, 2017, starting on the date of this announcement, the transactions, if any, relating to the liquidity contract of the Target Company must be suspended.

1.	IDENTIFICATION OF THE OFFEROR

The Offeror is Banco Bilbao Vizcaya Argentaria, S.A. (the “Offeror”), a listed corporation of Spanish nationality, with registered office at Plaza de San Nicolás nº 4, 48005 Bilbao, Spain, holding Tax Identification Number A-48265169 and LEI code K8MS7FD7N5Z2WQ51AZ71, and registered with the Commercial Register of Bizkaia, on page no. BI-17 A, and with the Bank of Spain’s Special Register of Banks and Bankers under number 0182.

The Offeror’s share capital amounts to 2,860,590,786.20 euros, represented by 5,837,940,380 ordinary registered shares (5,837,940,380 voting rights) with a par value of 0.49 euros per unit, all of them of the same class and series, fully subscribed and paid-up and represented through the book-entry trading system held by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participating entities1.

The Offeror’s shares are admitted to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish electronic trading system (Continuous

1 By means of a notice of other relevant information dated 9 April 2024 (registry number 27955), the Offeror communicated to the market the end of the execution of a share buyback programme of own shares for their redemption (notices of inside information dated 30 January 2024 (registry number 2084) and 1 March 2024 (registry number 2152)) through the acquisition of 74,654,915 own shares, representing, approximately, 1.28% of the Offeror’s share capital. It is expected that the redemption of such shares takes place throughout the second quarter of 2024.

Market), as well as on the London and Mexico stock exchanges. The Offeror’s American Depositary Shares (ADS), which represent one share of the Offeror each, are traded on the New York Stock Exchange under the BBVA ticker.

There is no individual or legal entity that exercises control over the Offeror pursuant to article 4 of Securities Markets and Investment Services Law 6/2023 of March 17, 2023 (the “Securities Market Law”).

2.	DECISION TO LAUNCH THE OFFER

The decision to launch the Offer was adopted by a resolution approved by the Offeror’s Board of Directors at its meeting held on 8 May 2024.

At the same meeting, the Board of Directors of the Offeror also resolved, in accordance with the provisions of article 14.5 of Royal Decree 1066/2007, to call a General Shareholders’ Meeting to decide on the issue of the new ordinary shares of the Offeror offered in consideration, as set forth in section 8 below.

Other than as indicated above, the launching of the Offer does not require the approval or adoption of any other corporate resolution by any other entity.

3.	FILING OF THE OFFER

The Offeror will file the application for authorization of the Offer with the CNMV, together with the prospectus and the other supplementary documents, in accordance with the terms set forth in article 17 of Royal Decree 1066/2007.

The Offeror intends to file the application for authorization within the first half of the maximum one-month period established in the abovementioned article 17 of Royal Decree 1066/2007.

4.	OFFER TYPE

The Offer is voluntary in accordance with the provisions of articles 117 of the Securities Market Law and 13 of Royal Decree 1066/2007.

5.	OFFEROR’S INTEREST IN THE TARGET COMPANY

As of 8 May 2024, the Offeror holds 9,949,917 shares in the Target Company representing 0.1829% of its share capital, which fully correspond to transactions made over shares of the Target Company to hedge positions from clients of the Offeror in connection with derivative transactions.

Neither the directors of the Offeror nor any of the companies within its group, nor, to the best of the Offeror’s knowledge, any of the directors of the companies in its group, currently have any ownership interest in the Target Company, or any securities that may grant rights to subscribe or acquire shares of the Target Company.

It is hereby stated that the Offeror is not acting in concert with any person or entity in connection with the Offer or with the Target Company in the terms of article 5 of Royal Decree 1066/2007.

In the 12 months prior to the date of this announcement, neither the Offeror, nor its directors, nor any of the companies within its group, nor, to the best of the Offeror’s knowledge, any of the directors of the companies in its group, have carried out or agreed to carry out on its own account transactions involving shares of the Target Company or securities giving the right to subscribe or acquire shares of the Target Company, with the sole exception of the purchase by the Offeror of a total of 120,351,325 shares of the Target Company at a maximum price of 1.9285 euros per share in the framework of the derivative transactions described above.

As of the date of this announcement, the Offeror has not appointed any member of the Board of Directors or of the management of the Target Company.

6.	INFORMATION ON THE TARGET COMPANY

The Target Company is Banco de Sabadell, S.A., a Spanish listed corporation, with registered office at Avenida Oscar Esplá 37, 03007 Alicante, holding Tax Identification Number A-08000143 and LEI code SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Register of Alicante, on page no. A-156980, and with the Bank of Spain’s Special Register of Banks and Bankers under number 0081.

According to the publicly available information, the Target Company’s share capital amounts to 680,027,680,875 euros, represented by 5,440,221,447 ordinary registered shares (5,440,221 voting rights, at the rate of one voting right per 1,000 shares) with a par value of 0.125 euros per unit, all of the same class and series, fully subscribed and paid-up and represented by the book-entry trading system held by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participating entities.

The Target Company’s shares are admitted to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish electronic trading system (Continuous Market).

There is no individual or legal entity that exercises control over the Target Company pursuant to article 4 of the Securities Market Law.

The Target Company has not issued any other securities or instruments that could provide the right to, directly or indirectly, acquire or subscribe shares in the Target Company. Consequently, the Target Company has not issued any securities other than the shares subject of the Offer to which the Offer could be addressed.

Without prejudice to the above, pursuant to the information available on the Target Company’s website, it currently has the following outstanding issuances of Perpetual Non-Cumulative Contingent Convertible Additional Tier 1 Preferred Securities: Issuance of 15 March 2021, for an amount of €500,000,000 with ISIN code XS2310945048; Issuance of 19 November 2021, for an amount of €750,000,000 with ISIN Code XS2389116307; and Issuance of 18 January 2023 for an amount of €500,000,000 with

ISIN Code XS2471862040. These securities do not grant their holders the right to acquire or subscribe shares of the Target Company nor is their conversion in shares established as certain, given that their nature is that of fixed income perpetual securities, which eventual contingent conversion into shares is required by the solvency regulations of credit institutions for their accountability as AT1 instruments, but which is only established for very specific circumstances of deficit in regulatory capital.

Pursuant to the last available notification on CNMV’s website relating to transactions made with own shares of the Target Company dated 18 December 2023, it holds 32,517,311 treasury shares, representing 0.598% of its total share capital.

7.	SECURITIES AND MARKETS TO WHICH THE OFFER IS ADDRESSED

The Offer is addressed to all the issued shares of the Target Company representing its share capital. This means the Offer is addressed to a total of 5,440,221,447 ordinary shares of the Target Company, with a par value of 0.125 euros, belonging to one and the same class and series, representing 100% of its share capital.

The terms of the Offer are identical for all the shares of the Target Company to which the Offer is addressed.

The Offer is made exclusively in the Spanish market, which is the only market in which the shares of the Target Company are listed. However, the Offer is addressed to all shareholders of the Target Company regardless of their nationality or place of residence.

This announcement and its contents do not imply the launching or dissemination of the Offer in any jurisdiction or territory other than Spain. Accordingly, this announcement must not be published or distributed in any jurisdiction or territory where its publication may be considered unlawful or where the registration or deposit of additional documentation may be required. Persons receiving this announcement may not publish or distribute it in such jurisdictions or territories.

In particular, this announcement is not an offer document and does not constitute an offer to sell or a request or offer to buy any securities in the United States.

8.	CONSIDERATION

The Offer is formulated as a share exchange.

The consideration offered by the Offeror to the shareholders of the Target Company consists of one (1) newly issued ordinary share of the Offeror for each four and eighty-three (4.83) ordinary shares of the Target Company (the “Consideration”).

As mentioned above, as the Consideration consists of newly issued ordinary shares of the Offeror, its Board of Directors, at the same meeting at which it approved the launching of the Offer and in accordance with the provisions of article 14.5 of Royal Decree 1066/2007, also resolved to call its General Shareholders’ Meeting to decide on the issue of the new shares in the amount necessary to fully cover the share exchange. Pursuant to the provisions of article 14.2.c) of Royal Decree 1066/2007, the Offeror shall request the admission to trading of the new shares on the same markets on which its shares are currently listed, within the regulatory deadlines established.

The equivalent cash price resulting from applying to the Consideration the weighted average price of the securities delivered in exchange corresponding to the quarter preceding this prior announcement, in accordance with the provisions of article 14.4 of Royal Decree 1066/2007, is 2.12 euros per share in the Target Company.

If the Target Company makes any distribution of dividends, reserves or any other type of distribution to its shareholders, regardless of whether it is an ordinary, extraordinary, interim or complementary distribution, the share exchange offered as consideration will be adjusted accordingly by an amount equal to the gross amount per Target Company share of the distribution, to the extent to which the date of publication of the result of the Offer in the listing bulletins coincides with or is made after the ex-dividend date.

For its part, if the Offeror makes any distribution of dividends, reserves or any other type of distribution to its shareholders, the Consideration shall be adjusted upwards by including a cash payment for each share in the Target Company that accepts the Offer equal to the gross amount of the distribution per share in the Offeror divided by 4.83, so long as the date of publication of the result of the Offer in the trading bulletins is made on or after the ex-dividend date.

The Offer is voluntary and the consideration has been set freely by the Offeror, in accordance with article 13.5 of Royal Decree 1066/2007, and it is not subject to the rules on equitable price set forth in article 9 of said legal text.

Due to the nature of the exchange offered, those shareholders of the Target Company who accept the Offer with a number of shares in the Target Company that does not entitle them to receive at least one whole share in the Offeror or who are entitled to receive a whole number of shares in the Offeror but who have an excess number of shares in the Target Company that is not sufficient to be entitled to receive an additional share in the Offeror, will be entitled to receive a cash consideration equivalent to such excess number of shares in the Target Company (“excess shares”). Such cash consideration will be detailed in the Offer prospectus.

9.	PRIOR AUTHORIZATION OF ARTICLE 26.2 OF ROYAL DECREE 1066/2007

Pursuant to the provisions of Law 10/2014, of June 26, 2014, on the regulation, supervision and solvency of credit institutions, and Royal Decree 84/2015, of February 13, 2015 implementing Law 10/2014, of June 26, 2014, on the regulation, supervision and solvency of credit institutions, the acquisition by the Offeror of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and to the obtention of the non-opposition by the European Central Bank.

The Offeror shall initiate the process of notification and application for such non-opposition as soon as possible after the publication of this announcement and in cooperation with such authorities.

In accordance with the provisions of article 26.2 of Royal Decree 1066/2007, the CNMV will not authorize the Offer until the express or tacit non-opposition of the European Central Bank has been obtained and evidenced.

10.	CONDITIONS FOR THE EFFECTIVENESS OF THE OFFER

In accordance with the provisions of articles 13 and 26 of Royal Decree 1066/2007, the Offer is subject to the fulfillment of the following conditions:

(i)

In accordance with the provisions of article 13.2.b) of Royal Decree 1066/2007, the acceptance of the Offer by at least 2,720,654,746 shares of the Target Company, representing 50.01% of its share capital. Fulfillment of this condition will allow to apply the exception to the obligation to make a mandatory tender offer pursuant to the provisions of article 8.f) of Royal Decree 1066/2007.

(ii)

In accordance with the provisions of article 13.2.d) of Royal Decree 1066/2007, the approval by the Offeror’s General Shareholders’ Meeting of the increase of its share capital through the issue of new ordinary shares with non-cash contributions in an amount which is sufficient to fully cover the Consideration offered to the shareholders of the Target Company.

(iii)

In accordance with the provisions of article 26.1 of Royal Decree 1066/2007, the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, with the effects set forth in said article.

(iv)

In accordance with the provisions of article 13.2.d) of Royal Decree 1066/2007, the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the Prudential Regulation Authority (PRA) of the United Kingdom.

11.	ANTITRUST CONTROL NOTIFICATIONS AND CLEARANCE BY OTHER SUPERVISORY AGENCIES

11.1	Antitrust control clearance

The economic concentration resulting from the Offer must be notified to the Spanish Markets and Competition Commission and requires the express or tacit clearance from the Spanish Administration in accordance with the provisions of Competition Law 15/2007, of July 3, 2007.

The Offeror has decided to make the Offer conditional upon obtaining the aforementioned clearance, under the terms and in accordance with article 26.1 of Royal Decree 1066/2007.

In addition, although not set out as a condition of the Offer, at the date of this prior announcement it has been identified that the economic concentration resulting from the Offer requires clearance from the antitrust authorities of the following jurisdictions: United States, Mexico and Portugal. In addition, the transaction will be notified on a voluntary basis to the UK antitrust authorities.

The Offeror will proceed to file the notifications and apply for the relevant antitrust control clearances in the aforementioned jurisdictions (or in other jurisdictions where it may be necessary) as soon as possible after the publication of this announcement and in cooperation with the antitrust authorities.

11.2	Authorizations from other competent supervisory bodies

According to the information available, the Target Company has control or significant shareholdings in regulated entities both in Spain and in other jurisdictions.

The acquisition by the Offeror of control of the Target Company as a result of the Offer will determine the indirect acquisition of control or significant shareholdings in such regulated subsidiaries or affiliates of the Target Company, which may require, in accordance with the applicable legislation in each case, obtaining the authorization or non-opposition of the competent supervisory bodies in Spain or in jurisdictions other than Spain, as applicable.

In particular, as of the date of this prior announcement and without limitation, the need to notify and obtain authorization or non-opposition of the acquisition of control of the Target Company or the indirect acquisition of control or significant shareholdings in regulated subsidiaries or affiliates of the Target Company from the following competent supervisory bodies has been identified:

(i)	From the Prudential Regulation Authority (PRA) of the United Kingdom in relation to the British banking subsidiary (TSB Bank plc) of the Target Company.

(ii)	From the European Central Bank in relation to the Spanish banking subsidiary (Sabadell Consumer Finance, S.A.U.) of the Target Company.

(iii)	From the Bank of Spain in relation to the Spanish payment institution (Paycomet, S.L.) subsidiary of the Target Company.

(iv)	From the CNMV in connection with the Spanish management company of collective investment institutions (Urquijo Gestión, S.A.U. S.G.I.I.C) subsidiary of the Target Company.

(v)

From the Directorate-General of Insurance and Pension Funds in relation to the Spanish insurance and pension funds manager companies (Bansabadell Seguros Generales, S.A. de Seguros y Reaseguros, Bansabadell Vida, S.A. de Seguros y Reaseguros and Bansabadell Pensiones, E.F.G.P, S.A.) in which the Target Company has a significant holding and in relation to the Spanish bank-assurance operator (Bansabadell Mediación, Operador de Banca-Seguros vinculado del Grupo Banco Sabadell, S.A.) subsidiaries of the Target Company.

(vi)	From the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) in connection with the Mexican multiple banking institution (Banco Sabadell S.A., Institución de Banca Múltiple) subsidiary of the Target Company.

(vii)	From the US Financial Industry Regulatory Authority (FINRA) in relation to the US broker-dealer (Sabadell Securities USA Inc) subsidiary of the Target Company.

(viii)

From the Board of Governors of the Federal Reserve System of the United States of America in relation to the acquisition of control of the Target Company, including the management of its branch and representation office in the United States of America.

(ix)

From the New York State Department of Financial Services in relation to the acquisition of control in the Target Company, including the management of its representation office in the United States of America.

(x)	From the Florida Office of Financial Regulation in relation to the acquisition of control in the Target Company, including the management of its branch in the United States of America.

The Offer is not conditional upon obtaining the relevant authorizations or declarations of non-opposition from the competent supervisory bodies except for the one mentioned in section (i) above, which is expressly configured as a condition of the Offer in accordance with article 13.2.d) of Royal Decree 1066/2007.

The Offeror shall proceed to make the notifications and request the corresponding authorizations or declarations of non-opposition from the aforementioned competent supervisory bodies (or others that may be necessary) as soon as possible and in cooperation with the competent authorities.

Lastly, based on the information available, it cannot be ruled out that the Offer might require the authorization of the European Commission pursuant to Regulation (EU) 2022/2560 of the European Parliament and of the Council of December 14, 2022, on foreign subsidies that distort the internal market.

Once the necessary information has been obtained in this respect and the relevant analysis has been completed, the Offeror shall request, if necessary, the authorization of the European Commission, as soon as possible and in collaboration with the latter.

12.	AGREEMENTS RELATING TO THE OFFER

The Offeror has no agreements of any kind with the Target Company, shareholders of the Target Company nor with its Board of Directors or any of its members in relation with the Offer.

No advantage has been reserved for the shareholders of the Target Company nor for the members of its Board of Directors.

13.	STOCK EXCHANGE INITIATIVES

The Offer is not a delisting offer.

Notwithstanding, if the requirements set forth in articles 116 of the Securities Market Law and 47 of Royal Decree 1066/2007 are met, the Offeror will exercise the right to demand the squeeze-out of the remaining shares of the Target Company with the same Consideration (adjusted, as the case may be, in accordance with the provisions of section 8 above in the event of distribution of dividends or other distributions to the shareholders of the Target Company or of the Offeror).

The execution of the squeeze-out transaction resulting from the exercise of the aforementioned right shall give rise, in accordance with articles 47 and 48 of Royal Decree 1066/2007 and related provisions, to the delisting of the shares of the Target Company. Said delisting shall be effective as from the settlement of the transaction.

Notwithstanding the above, it is hereby stated that the Offeror intends to promote, as soon as possible after the settlement of the Offer, a merger by absorption of the Target Company by the Offeror, with an exchange ratio equivalent, as far as possible, to the Consideration offered in the Offer (in any case, the exchange ratio of the merger must be validated in due course by an independent expert appointed for such purpose by the Commercial Registry, in accordance with the applicable legal provisions). All of the above shall apply unless the market conditions at the time of the decision or any other relevant circumstances make it inadvisable to carry out such merger process or on such terms.

14.	OTHER INFORMATION

It is expressly stated that, on 7 May 2024, the Target Company answered to the indicative proposal of the Offeror relating to a corporate transaction, which consisted on a mutually beneficial combination of both groups, its shareholders, employees, clients and the societies in which they operate through a merger between the Target Company and the Offeror (which was published as inside information of the Offeror on 1 May 2024 and registry number 2232), stating its refusal to such proposal. The referred answer from the Target Company was published as inside information of the Target Company on 7 May 2024 and registry number 2234.

The Offeror declares that as of the date of this announcement, there is no other information that may be necessary for a proper understanding of the Offer, other than that included in this prior announcement.

15.	INFORMATION FOR U.S. SHAREHOLDERS

The Offeror’s shares will not be offered, sold or otherwise transferred in the United States of America without prior registration or unless the Offer is subject to an exemption from registration or is not subject to registration pursuant to the U.S. Securities Act of 1933, as amended. It is expected that a Form F-4 is registered with the U.S. Securities and Exchange Commission (“SEC”). The Offeror will ask investors and security holders to read the prospectus, such Form F-4 and any other relevant documents that are filed with the CNMV and the SEC, when such documents are available, as they will contain important information. This announcement does not constitute an offer to sell or a solicitation of offers to subscribe for securities in the United States of America.

In Madrid, on 9 May 2024.

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.

Signed: Victoria del Castillo

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.